SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of May, 2004.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

Table of Documents Filed

Page
1.	Notice of the 41st Ordinary General Meeting of Shareholders made public on May 27, 2004.	1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation
By /s/ Yukio Yanase

Date: May 28, 2004	Yukio Yanase Corporate Executive Vice President ORIX Corporation

May 27, 2004

Yoshihiko Miyauchi Representative Executive Officer ORIX CORPORATION 2-4-1, Hamamatsu-cho Minato-ku, Tokyo Japan

Notice of the 41st Ordinary General Meeting of Shareholders
ORIX CORPORATION

     We cordially invite you to attend the 41st Ordinary General Meeting of Shareholders of ORIX CORPORATION (“the Company”) to be held as set forth below.

     Please note that this English language version of the Notice of the 41st Ordinary General Meeting of Shareholders is merely an extract and translation of the Japanese language original.

Date and Time:		10:00 a.m., June 23, 2004 (Wednesday)

Place:		“Sky Hall” World Trade Center Building, 38th Floor 2-4-1, Hamamatsu-cho Minato-ku, Tokyo Japan

Proposals	1:	Amendments to the Articles of Incorporation
	2:	Election of 12 Directors
	3.	Issuance of Stock Acquisition Rights as Stock Options

Summary of
Operating Results:

Results of Operations and Assets for the 41st Fiscal Year (from April 1, 2003 to March 31, 2004)

	41st Fiscal Year	40th Fiscal Year
Operating revenue (Millions of yen)	489,688	545,551
Net income (Millions of yen)	6,104	7,333
Net income per share (yen)	72.94	86.97
Total assets (Millions of yen)	3,491,863	3,600,293
Shareholders’ equity (Millions of yen)	244,742	226,303

Notes:
1.	Net income per share is calculated based on the average number of shares during the 41st Fiscal Year. Any fractional amount of less than one*sen has been rounded up to one sen if it is one-half of one sen or more and been disregarded if it is less than one-half of one sen.
2.	From the 39th Fiscal Year, shares held by the Company are categorized as an item to be deducted from the capital. The net income per share is calculated based on the number of shares that is the balance after deducting the number of shares held by the Company from the total number of shares issued.
3.	From the 40th Fiscal Year, the net income per share is calculated by applying “Accounting Standard Concerning Net Income Per Share” (Business Enterprise Accounting Standard No. 2) and “Policy for Applying Accounting Standard Concerning Net Income Per Share” (Policy for Applying Business Enterprise Accounting Standard No. 4).
4.	The amounts other than those referenced in note 1 above are rounded down to the nearest million yen.
5.	These amounts do not include consumption tax, etc.
6.	These amounts are non-consolidated results based on accounting principles generally accepted in Japan as required by the Commercial Code of Japan. Consolidated financial information based on accounting principles generally accepted in the United States is available on ORIX’s web site at HP: http://www.orix.co.jp/grp/index_e.htm.

*sen: Unit of Japanese currency, equivalent to one hundredth of one yen

Proposal 1:	Amendments to the Articles of Incorporation

1. Summary of proposal and reasons for amendment

(1)	Addition of Business Purpose Since the Company needs to prepare for future business development, a new business purpose will be added.

(Related provisions of the Articles of Incorporation proposed to be amended: Article 2)

(2)	Establishment of New Provision Regarding Purchase of Own Stock
In connection with the “Law to Amend Part of the Law Regarding Exceptional Rules of Commercial Code Concerning Auditing, Etc. of Stock Corporations” (Law No. 132, 2003), which became effective on September 25, 2003, and which permits the Articles of Incorporation of a company to provide for the purchase of own stock by resolution of the Board of Directors, the current Articles of Incorporation shall be supplemented as necessary.

(Related provisions of the Articles of Incorporation proposed to be amended: Article 7)

(3)	Amendment to Provision Regarding Terms of Office of Directors and Executive Officers
In order to synchronize the terms of office of all directors, the Company will add new provisions providing that the terms of office of newly appointed directors shall expire when the terms of office of the other directors expire.

In addition, the same amendment will be made concerning executive officers.

(Related provisions of the Articles of Incorporation proposed to be amended: Articles 22 and 35)

(4)	Establishment of New Provisions Regarding Release of Directors’ and Executive Officers’ Liability and Agreement to limit Outside Directors’ Liability
In order for directors and executive officers to fulfill their expected roles, the Company will add new provisions providing that directors and executive officers are released from liability to the Company within the limits provided under the applicable laws and ordinances by resolution of the Board of Directors.

Also, in order to enable the Company to have competent Outside Directors, the Company, in advance, will add new provisions providing that the Company may enter into agreements to limit the liability of Outside Directors.

The Audit Committee has already approved these new provisions.

(Related provisions of the Articles of Incorporation proposed to be amended: Articles 28 and 38)

(5)	In addition, Article 19 (Minutes of General Meeting of Shareholders) will be amended as necessary, and pursuant to the foregoing amendments, the numbering of the articles will be changed accordingly.

2. Contents of amendments

The contents of the amendments are as follows:

(Changes indicated by underlined text)

Current provisions of the Articles of Incorporation	Provisions of the Articles of Incorporation as proposed to be amended
Article 2 (Purpose) The purpose of the Company shall be to engage in the following businesses: (1) — (6) [Omitted] [New Provisions]	Article 2 (Purpose) The purpose of the Company shall be to engage in the following businesses: (1) — (6) [No Change] (7) Securities Broker Business

(7) — (23) [Omitted]	(8) — (24) [No Change]

[New Provisions]	Article 7 (Purchase of Own Stock) The Company may purchase own stock by resolution of the Board of Directors in accordance with Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan.

Article 7 — Article 17 [Omitted]	Article 8 — Article 18 [No Change]

Article 18 (Minutes of General Meeting of Shareholders)	Article 19 (Minutes of General Meeting of Shareholders)
The minutes of the general meetings of shareholders shall contain the summary of the proceedings and the results thereof; shall be signed, or bear the names and seals of, the chairman of the meeting and of the directors present; and the original thereof shall be kept at the head office for ten (10) years from the date of the resolution, and certified copies thereof shall be kept at the branches for five (5) years therefrom.
The minutes of the general meetings of shareholders shall contain the summary of the proceedings and the results thereof; shall be signed, or bear the names and seals of, the chairman of the meeting, and of the directors and executive officers present; and the original thereof shall be kept at the head office for ten (10) years from the date of the resolution, and certified copies thereof shall be kept at the branches for five (5) years therefrom.

Article 19 — Article 20 [Omitted]	Article 20 — Article 21 [No Change]

Article 21 (Term of Office)
Directors’ terms of office shall expire upon the conclusion of the ordinary general meeting of shareholders relating to the last fiscal year ending within one (1) year after a director assumes office.
Article 22 (Term of Office)
Directors’ terms of office shall expire upon the conclusion of the ordinary general meeting of shareholders for the last fiscal year ending within one (1) year after a director assumes office.
2. The terms of office of directors appointed as replacement directors or due to the increase of directors shall expire when the terms of office of the other directors expire.

Article 22 — Article 26 [Omitted]	Article 23 — Article 27 [No Change]

[New Provision]	Article 28 (Release of Directors’ Liability)
The Company may release, within the limits of the applicable laws and ordinances, the liability of directors (including former directors) concerning their acts described in Article 21-17, Paragraph 1 of the Law Regarding Exceptional Rules of Commercial Code by resolution of the Board of Directors in accordance with the provisions of Article 266, Paragraph 12 of the Commercial Code of Japan applied, mutatis mutandis, by virtue of Article 21-17, Paragraph 4 of the Law Regarding Exceptional Rules of Commercial Code.
2. The Company may enter into an agreement with Outside Directors concerning their liability pursuant to the provisions of Article 21-17, Paragraph 1 of the Law Regarding Exceptional Rules of Commercial Code, which provides that the limit of liability shall be the aggregate amounts provided for in each item of Article 266, Paragraph 19 of the Commercial Code of Japan applied, mutantis mutandis, by virtue of Article 21-17, Paragraph 5 of the Law Regarding Exceptional Rules of Commercial Code.

Article 27 — Article 32 [Omitted]	Article 29 — Article 34 [No Change]

Article 33 (Term of Office)
An executive officer’s term of office shall expire at the conclusion of the first Board of Directors meeting to be held after the conclusion of the ordinary general meeting of shareholders relating to the last fiscal year ending within one (1) year from his or her assumption of office.
Article 35 (Term of Office)
An executive officer’s term of office shall expire at the conclusion of the first Board of Directors meeting to be held after the conclusion of the ordinary general meeting of shareholders relating to the last fiscal year ending within one (1) year from his or her assumption of office.
2. The terms of office of executive officers appointed as replacement executive officers or due to the increase of executive officers shall expire when the terms of the office of the other executive officers expire.

Article 34 — Article 35 [Omitted]	Article 36 — Article 37 [No Change]

[New Provisions]	Article 38 (Release of Executive Officers’ Liability)
The Company may release, within the limits of the applicable laws and ordinances, the liability of executive officers (including former executive officers) concerning their acts described in Article 21-17, Paragraph 1 of the Law Regarding Exceptional Rules of Commercial Code by resolution of the Board of Directors in accordance with the provisions of Article 266, Paragraph 12 of the Commercial Code of Japan applied, mutatis mutandis, by virtue of Article 21-17, Paragraph 6 of the Law Regarding Exceptional Rules of Commercial Code.

Article 36 — Article 38 [Omitted]	Article 39 — Article 41 [No Change]

Supplementary Provision.	Supplementary Provision.

The provisions of Paragraph 2 of Article 37 shall become null and void, and be deemed deleted at the conclusion of March 15, 2007, and Paragraph 3 will become Paragraph 2 accordingly.
At the amendment of the provisions of Article 37, this supplementary provision shall expire and be deemed deleted.
The provisions of Paragraph 2 of Article 40 shall become null and void, and be deemed deleted at the conclusion of March 15, 2007, and Paragraph 3 will become Paragraph 2 accordingly.
At the amendment of the provisions of Article 40, this supplementary provision shall expire and be deemed deleted.

Proposal 2:	Election of 12 Directors

     The terms of office of all directors will expire at the conclusion of this Ordinary General Meeting of Shareholders.

     Consequently, the shareholders are requested to elect 12 directors.

     Candidates for the 12 director positions are as follows:

No.	Name	Current Position

1	Yoshihiko Miyauchi	Director, Representative Executive Officer, Chairman, Chief Executive Officer, ORIX Corporation

2	Yasuhiko Fujiki	Director, Representative Executive Officer, President, Chief Operating Officer, ORIX Corporation

3	Shunsuke Takeda	Director, Deputy President, Chief Financial Officer, Officer in charge of Treasury Department and the Corporate Planning Office, ORIX Corporation

4	Hiroaki Nishina	Director, Corporate Executive Vice President, Head of Real Estate Business Headquarters, ORIX Corporation

5	Kenji Kajiwara	Director, The Aozora Bank, Ltd. Corporate Executive Vice President, Head of Tokyo Sales Headquarters, Officer in charge of the Asset Administration Department, ORIX Corporation

6	Takeshi Sato	Director, Corporate Senior Vice President, ORIX Corporation Chairman, ORIX USA Corporation

7	Masaaki Yamamoto	Director, ORIX Corporation

8	Tatsuya Tamura	Director, ORIX Corporation, President, Global Management Institute Inc. Director, The Suruga Bank, Ltd. Director, Vodafone Holdings K.K. Director, SKY Perfect Communications Inc.

9	Akira Miyahara	Director, ORIX Corporation, Executive Advisor to the Board, Fuji Xerox Co., Ltd.

10	Yoshinori Yokoyama	Director, ORIX Corporation, Auditor, Industrial Revitalization Corporation of Japan

11	Paul Sheard	Director, ORIX Corporation, Managing Director & Chief Economist Asia, Lehman Brothers Japan Inc.

12	Hirotaka Takeuchi	Dean, Hitotsubashi University, Graduate School of International Corporate Strategy
Note :	Each of Tatsuya Tamura, Akira Miyahara, Yoshinori Yokoyama, Paul Sheard and Hirotaka Takeuchi satisfies the requirements for Outside Directors provided in Item 7-2, Paragraph 2, Article 188 of the Commercial Code of Japan.

Proposal 3:	Issuance of Stock Acquisition Rights as Stock Options

     The shareholders are hereby requested to approve the Company’s issuance of stock acquisition rights as stock options to directors, executive officers, corporate auditors and employees of the Company, of subsidiaries of the Company and of other companies that have a shareholding relationship with the Company, such as companies affiliated with the Company, in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan:

1.	The reason for the need to issue stock acquisition rights to non-shareholders with particularly advantageous terms:

To further enhance the motivation of the directors, executive officers, corporate auditors and employees of the Company, of subsidiaries of the Company and of other companies that have a shareholding relationship with the Company, such as companies affiliated with the Company (hereinafter collectively referred to as the “Subsidiaries etc. of the Company”) to achieve better business results and to boost further their morale, the Company wishes to issue stock acquisition rights as stock options to the persons to be allocated stock acquisition rights referred in 2 below, as summarized in 3 below.

While the issuing price shall be free in order not to create a special burden on the persons to be allocated stock acquisition rights when stock acquisition rights are issued since they are issued as a stock option for the purpose of enhancing further the motivation of the persons to be allocated stock acquisition rights to achieve better business results and to boost further their morale, the amount to be paid in when exercising the stock acquisition rights shall be a price provided in (4) of 3 below.

2.	Persons to be allocated stock acquisition rights:

Directors, executive officers, corporate auditors and employees of the Company and the Subsidiaries etc. of the Company

3.	Summary of issuance of stock acquisition rights

(1)	Type and number of shares to be issued under stock acquisition rights

The maximum number of shares to be issued under the stock acquisition rights shall be 640,000 ordinary shares of the Company.

If the Company effects a share split or reverse share split after the date on which the stock acquisition rights are issued, the number of shares to be issued under the stock acquisition rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only to the number of shares to be issued under the stock acquisition rights that have not been exercised at the time of the share or reverse share split by persons to whom the stock acquisition rights have been allocated (hereinafter referred to as the “Person with Stock Acquisition Rights”), and any fractional amount of less than one share resulting from such calculation shall be disregarded.

Number of shares		Number of shares		Ratio of share
to be issued	=	to be issued	X	split or reverse
after adjustment		before adjustment		share split

In the event that the Company effects a merger, demerger, share-swap or share-transfer after the date on which the stock acquisition rights are issued, the number of shares to be issued under the stock acquisition rights shall be adjusted to the extent reasonable.

(2)	Total number of stock acquisition rights to be issued

The maximum number of stock acquisition rights to be issued shall be 6,400 units (100 ordinary shares of the Company per unit of the stock acquisition rights, provided, however, if the adjustment to the number of shares set forth in 3 (1) above has been made, the same adjustment shall be made.)

(3)	Issuing price of new shares acquisition rights

The issuing price of the new shares acquisition rights shall be free.

(4)	Amount to be paid in at the time of exercising stock acquisition rights (hereinafter referred to as the “Exercise Price”)

The Exercise Price per unit of the stock acquisition rights shall be the product of the Exercise Price per share to be determined by description below, multiplied by the number of shares to be issued per unit of the stock acquisition rights set forth in 3 (2) above.

The Exercise Price per share shall be equal to the average of the closing prices of ordinary shares of the Company traded on the Tokyo Stock Exchange on each of the 30 trading days (excluding days on which no trading is made) commencing on the 45th trading day preceding the date on which the Exercise Price is determined, with fractional amounts of less than one yen to be rounded up to one yen; provided, however, that if the price so calculated is less than the closing price on the date that the Exercise Price is determined (or if there is no closing price on that day, the closing price on the closest trading day preceding the date that the Exercise Price is determined), the Exercise Price per share shall be such closing price.

In the event that there is a share split or a reverse share split after the date that the stock acquisition rights are issued, the Exercise Price per share shall be adjusted according to the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

Exercise Price		Exercise Price
after	=	before	X	1
adjustment		adjustment		Ratio of share split or reverse share split

In the event that the Company issues shares at a price less than the then-current market price after the date that it issues the stock acquisition rights (excluding instances of conversions of the former convertible bonds, exercise of the former warrant certificates before the amendments by Law No. 128 of 2001, exercise of the former warrants under the provisions of former Article 280-19 of the Commercial Code of Japan, and exercise of stock acquisition rights), the Exercise Price per share shall be adjusted according to the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

						Number of newly		Amount paid
						issued shares	X	for one share
				Number of shares	+
				already issued		Share price before the issuance
Exercise Price		Exercise Price				of new shares
after	=	before	X
adjustment		adjustment		Number of shares		Increase in the number of shares
				already issued	+	due to the issuance of new shares

The “Number of shares already issued” in the formula above shall be the number of shares that is the balance that remains after deducting the number of shares held by the Company from the total number of shares issued.

In addition, in the event that the Company effects a merger, demerger, share-swap or share-transfer after the date on which the stock acquisition rights are issued, the Exercise Price per share shall be adjusted to the extent reasonable.

(5)	Exercise period of stock acquisition rights

The exercise period of the stock acquisition rights shall be from June 24, 2006 through June 23, 2014; provided, however, that if a Person with Stock Acquisition Rights no longer holds his/her status as any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company on or before June 25, 2005, such person may exercise his/her stock acquisition rights, beginning on the day after he/she loses his/her status.

(6)	Terms of exercise of stock acquisition rights

i)	The stock acquisition rights may be exercised no more than one year after the date on which a Person with Stock Acquisition Rights ceases to be any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company.

ii)	A Person with Stock Acquisition Rights must not have any reasons for disqualification, dismissal or removal, regarding any of his/her positions as a director, executive officer, corporate auditor or employee of the Company or the Subsidiaries, etc. of the Company, under the Commercial Code of Japan and other applicable laws or ordinances of Japan and/or other jurisdictions, or internal rules and regulations of the Company or the Subsidiaries, etc. of the Company, and not be in violation of such laws or ordinances or in substantial violation of the internal rules and regulations at the time of exercising the stock acquisition rights; provided, however, that this shall not apply in the event that the Company determines that it would be appropriate to approve the exercise of the stock acquisition rights by taking into consideration the level of contribution made in the past by the relevant Person with Stock Acquisition Rights, in order to improve the business performance of the Company or the Subsidiaries, etc. of the Company, as well as taking into consideration the details of the reason for the disqualification, dismissal or removal, or the violation concerned, and the situation in the context of cure or cessation thereof.

iii)	On or before June 23, 2006, a Person with Stock Acquisition Rights must not have resigned from his/her position as an employee for his/her personal reasons at the time of exercising the stock acquisition rights.

iv)	A Person with Stock Acquisition Rights shall not assign the stock acquisition rights without approval from the Board of Directors of the Company, and in any event he/she may not pledge, assign for security, or otherwise encumber or dispose of in any other way the stock acquisition rights.

v)	A Person with Stock Acquisition Rights and his/her heir shall exercise his/her stock acquisition rights in accordance with the agreement for allocation of stock acquisition rights provided for in vi) below.

vi)	Other terms shall be stipulated in an agreement for allocation of stock acquisition rights, to be executed by the Company and a Person with Stock Acquisition Rights.

(7)	Reasons for and terms of cancellation of stock acquisition rights

i)	If a Person with Stock Acquisition Rights no longer satisfies any of the terms of stock acquisition rights provided for in 3 (6) above, the stock acquisition rights may be cancelled at no cost to the Company.

ii)	In the event the Company becomes the non-surviving company of a merger, becomes a company to be demerged by demerger, or becomes a wholly-owned subsidiary due to a share-swap or share-transfer, and the stock acquisition rights are not succeeded by a surviving company, newly established company, succeeding company or wholly-owning parent company, then the stock acquisition rights may be cancelled at no cost to the Company.

(8)	Restriction on assignment of stock acquisition rights

Approval of the Board of Directors of the Company is required in order to assign stock acquisition rights.

Report: Appropriation of Profit for the 41st Fiscal Year

The cash dividend for the 41st Fiscal Year is approved as 25 yen per share, which is the same as the 40th Fiscal Year.